ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held March 10–12, 2015, the Board of Trustees for the Registrant approved investment policy changes for JHF II Total Return Fund and JHF II Real Return Bond Fund.  The change permits the Funds to exclude investment grade local-currency sovereign emerging market debt with less than one-year to maturity from the current EMD portfolio limits.  The policy change is effective upon disclosure in the prospectus of JHF II Total Return Fund and JHF II Real Return Bond Fund, which filed on March 13, 2015.

The Board approved the investment policy change and changing the name change from JHF II Small Cap Opportunities Fund to John Hancock New Opportunities Fund.  The Fund will change its investment strategy to no longer define small companies by the capitalization range of the Russell 2000 Index, nor will it subject the portfolio to the name test.

The Board approved the following changes to the frequencies of distribution:

(i)

JHF II Equity Income Fund from annual to quarterly; and

(ii)

JHF II Spectrum Income Fund from quarterly to daily (paid monthly).

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At a regular meeting held June 23–25, 2015, the Board of Trustees for the Registrant ratified the purchase in kind transactions for the following Fund:

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JHF II Total Return Fund.

The Board approved the following name changes:

•

JHF II Equity-Income Fund to JHF II Equity Income Fund

The Board approved the investment strategy changes for JHF II Income Allocation Fund to broaden the principal investment strategies to provide the Fund with the ability to operate as a Fund of Funds while maintaining the flexibility to directly own securities within the current multi-sleeve structure.